UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PG&E CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Hon. John K. Trotter (Ret.)

Trustee

PG&E Fire Victim Trust

Two Embarcadero Center, Suite 1500

San Francisco, CA 94111

(888) 664-1152

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 245.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS PG&E Fire Victim Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 437,743,590 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 437,743,590

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,743,590
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Subject to limited exceptions, the PG&E Fire Victim Trust (the “Trust”) has entered into an agreement with PG&E Corporation (the “Company” or the “Issuer”) pursuant to which all shares of common stock, no par value (the “Common Stock”) of the Company held by the Trust in excess of 9.9% of the outstanding shares of Common Stock are subject to “mirror voting,” whereby such shares of Common Stock will be voted in the same proportion as the votes of all other stockholders of the Issuer on all matters except for those directly related to the natural environment or safety (“Mirror Voting”).

(2)

Percent of class is calculated based on 2,463,112,791 shares of Common Stock of the Issuer, which is the total number of shares outstanding on October 27, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2021.

1 of 2

CUSIP No. 69331C108	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Hon. John K. Trotter (Ret.), solely in his capacity as Trustee of the PG&E Fire Victim Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 437,743,590 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 437,743,590

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,743,590
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Subject to limited exceptions, the Trust has entered into an agreement with the Issuer pursuant to which all shares of Common Stock held by the Trust in excess of 9.9% of the outstanding shares of Common Stock are subject to Mirror Voting.

(2)

Percent of class is calculated based on 2,463,112,791 shares of Common Stock of the Issuer, which is the total number of shares outstanding on October 27, 2021 as reported in the Issuer’s Quarterly Report filed with the SEC on November 1, 2021.

2 of 2

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons in respect of the Common Stock on July 10, 2020, as amended by Amendment No. 1 thereto filed by the Reporting Persons on July 9, 2021 (the “Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 31, 2022, the Trust sold 40,000,000 shares of Common Stock pursuant to a block trade with Morgan Stanley & Co. LLC (“Morgan Stanley”) at a price of $12.09 per share (the “Block Trade”).

Item 5.	Interest in Securities of the Issuer.

Each of paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)

As of the date hereof, the Trust beneficially owns directly 437,743,590 shares of Common Stock, currently representing 17.8% of the Issuer’s Common Stock, based on the Trust’s ability to direct the disposition of such shares of Common Stock.

The Trustee, solely in his capacity as Trustee of the Trust, may be deemed to indirectly beneficially own the Common Stock held by the Trust. The Trustee specifically disclaims beneficial ownership of the securities held by the Trust that he does not directly own or control.

(b)

Items 7 through 10 of each of the cover pages of this Amendment are incorporated herein by reference. Neither the Trust nor the Trustee has sole or shared power to vote or direct the voting of any shares of Common Stock beneficially owned by the Trust, to the extent that such shares exceed 9.9% of the outstanding shares of Common Stock of the Issuer (other than matters directly related to the natural environment or safety), as they are subject to Mirror Voting (as described in Item 4 of the Schedule 13D).

(c)

The information set forth in Item 4 of this Amendment is incorporated by reference herein. Otherwise, the Trust has not effected any transactions in the Common Stock of the Issuer during the past 60 days.

The remainder of Item 5 of the Schedule 13D remains in effect.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the Block Trade, on January 31, 2022, the Trust entered into a lock-up letter agreement (the “January 2022 Lock-Up Agreement”) and agreed with Morgan Stanley that, subject to certain exceptions, without the prior written consent of Morgan Stanley it will not, and will not publicly disclose an intention to, in each case, during the period commencing on January 31, 2022 and ending 60 days thereafter (the “Restricted Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock it beneficially owns or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, the Trust agreed with Morgan Stanley that, without the prior written consent of Morgan Stanley, it will not, during the Restricted Period, make any new demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to the extent a public announcement or filing under the Securities Exchange Act of 1934, as amended, if any, is required of or voluntarily made by or on behalf of the Issuer or the Trust regarding the exercise of such demand during the Restricted Period. Notwithstanding the foregoing, without the prior consent of Morgan Stanley, beginning with the 31st day from January 31, 2022 and until the expiration of the Restricted Period, the Trust may sell up to the same number of shares that were sold in the Block Trade, but only at a price per share that exceeds the weighted average price of all shares of Common Stock sold in the Block Trade, and only in one transaction conducted on an overnight or marketed basis.

The foregoing description of the January 2022 Lock-Up Agreement is qualified in its entirety by reference to the full text of the January 2022 Lock-Up Agreement, which is filed as Exhibit 1 to this Amendment and is incorporated by reference herein.

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit No.	Description
1	Lock-Up Letter Agreement dated January 31, 2022 by the PG&E Fire Victim Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2022

PG&E FIRE VICTIM TRUST

By:	/s/ John K. Trotter
Name:	Hon. John K. Trotter (Ret.)
Title:	Trustee

/s/ John K. Trotter Hon. John K. Trotter (Ret.), solely in his capacity as trustee of the PG&E Fire Victim Trust